

October 19, 2021

David Lancaster
Chief Financial Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

      Re: Matador Resources Company
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-35410

Dear Mr. Lancaster:

We have reviewed your October 8, 2021 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Unaudited Supplementary Information
Supplemental Oil and Natural Gas Disclosures, page F-38

1. We note your response to comment 5; however, you do not include or indicate you will include an expanded explanation of the sources of your extensions and discoveries as part of the discussion of the changes in your total proved reserves, e.g. changes attributable to proved developed reserves versus proved undeveloped reserves. FASB ASC 932-235-50-5 states, extensions and discoveries are additions to proved reserves that result from either of the following: 1) extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery; or 2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. We reissue the comment.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have questions regarding the engineering comment. Please contact Ethan Horowitz, Branch Chief, at (202) 551-3311 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation